

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via Email
Erik Prusch
President and Chief Executive Officer
Clearwire Corporation
1475 120th Avenue Northeast
Bellevue, Washington 98005

> **Re:** **Clearwire Corporation**
> **Amendment No. 6 to Schedule 13E-3**
> **Filed May 22, 2013**
> **File No. 005-84306**
>
> **Additional Definitive Materials on Schedule 14A**
> **Filed May 22, 2013**
> **File No. 001-34196**

Dear Mr. Prusch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you have updated your projections in connection with the amendment to the merger agreement; please advise. If you have made such updates, please disclose this in your background section and describe how and why the projections were revised. Please also briefly describe any material impact the revised projections may have had on the analyses of the financial advisors, or otherwise address the revisions to these analyses in your disclosure, if material.

2. Please provide updated summarized financial information reflecting the most recent quarterly results. Please also amend Item 13 of your Schedule 13E-3 to incorporate by

reference the most recent Form 10-Q. Finally, please provide your determination as to whether the newly filed Form 10-Q contains a material change in information previously disseminated to security holders.

3. Disclosure in the initial going-private disclosure document stated that $2.97 was Sprint's final offer. The going-private disclosure document has now been revised to delete this statement and provides instead that $3.40 is now the best and final offer. Please revise your disclosure to appropriately qualify the current statement as necessary.

4. We note page S-13 of the proxy supplement states the Clearwire transaction is contingent on the Sprint-SoftBank transaction and that Sprint believes the SoftBank offer will consummate by mid-2013 subject to the consideration of the DISH proposal. Please provide additional disclosure, such as through a Q&A, addressing how shareholders should consider the going-private offer by Sprint in light of Sprint's endorsement of the SoftBank offer but consideration of DISH's proposal.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3503 if you have any other questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via Email
        David Fox, Esq.
        Kirkland & Ellis LLP